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CANADIAN SOLAR INC. INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99.3

CANADIAN SOLAR INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2012 and September 30, 2013	F-2
Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2012 and 2013	F-4
Unaudited Condensed Consolidated Statements of Comprehensive Income (loss) for the Nine Months Ended September 30, 2012 and 2013	F-5
Unaudited Condensed Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2012 and 2013	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2013	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-9

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2012	September 30, 2013
	(In U.S. dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	141,968,182	273,695,045
Restricted cash	422,356,794	407,965,730
Accounts receivable, trade, net of allowance of $47,582,217 and $41,986,994 as of December 31, 2012 and September 30, 2013, respectively	254,906,498	271,842,845
Accounts receivable, unbilled	5,229,760	10,741,845
Amount due from a related party	9,977,177	17,599,798
Inventories	274,455,798	220,619,487
Value added tax recoverable	14,483,487	16,149,239
Advances to suppliers, net of allowance of $9,639,629 and $9,947,459 as of December 31, 2012 and September 30, 2013, respectively	28,997,522	47,641,009
Foreign currency derivative assets	1,350,657	1,109,977
Project assets	180,436,619	289,568,257
Prepaid expenses and other current assets	108,041,633	96,211,584

Total current assets	1,442,204,127	1,653,144,816
Property, plant and equipment, net	469,642,822	426,759,301
Deferred tax assets	39,082,498	48,278,681
Advances to suppliers, net of allowance of $28,905,858 and $29,180,518 as of December 31, 2012 and September 30, 2013, respectively	478,359	463,644
Prepaid land use right	18,628,710	18,729,703
Investments in affiliates	26,727,589	34,651,432
Intangible assets, net	4,327,604	5,508,419
Project assets	218,710,405	199,051,620
Other non-current assets	39,510,967	57,728,188

TOTAL ASSETS	2,259,313,081	2,444,315,804

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

	December 31, 2012	September 30, 2013
	(In U.S. dollars, except share and per share data)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	858,926,732	801,621,683
Accounts payable	230,495,398	342,458,943
Short-term notes payable	231,135,928	247,288,127
Amounts due to related parties	5,036,642	31,160,747
Other payables	104,782,551	79,656,725
Advances from customers	18,659,296	75,058,632
Foreign currency derivative liabilities	365,226	1,539,161
Other current liabilities	90,847,957	121,021,107

Total current liabilities	1,540,249,730	1,699,805,125
Accrued warranty costs	58,334,424	67,726,329
Long-term borrowings	214,562,973	190,534,884
Liability for uncertain tax positions	14,803,732	15,030,377
Deferred tax liabilities	56,151,575	46,522,887
Loss contingency accruals	28,461,085	29,030,102

TOTAL LIABILITIES	1,912,563,519	2,048,649,704

Commitments and contingencies (Note 16)
Redeemable non-controlling interest	45,166,131	22,635,609

Equity:
Common shares—no par value: unlimited authorized shares, 43,242,426 and 50,068,722 shares issued and outstanding at December 31, 2012 and September 30, 2013, respectively	502,561,705	551,473,178
Additional paid-in capital	(38,296,275)	(33,009,965)
Accumulated deficit	(224,162,124)	(213,450,572)
Accumulated other comprehensive income	50,795,529	56,338,781

Total Canadian Solar Inc. shareholders' equity	290,898,835	361,351,422
Non-controlling interest	10,684,596	11,679,069

Total equity	301,583,431	373,030,491

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	2,259,313,081	2,444,315,804

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30,
	2012	2013
	(In U.S. dollars, except share and per share data)
Net revenues:
—Non-related parties	990,626,058	1,130,857,383
—Related parties	9,364,554	4,030,115

Total net revenues	999,990,612	1,134,887,498

Cost of revenues
—Non-related parties	914,812,537	956,226,734
—Related parties	9,686,489	4,221,285

Total cost of revenues	924,499,026	960,448,019

Gross profit	75,491,586	174,439,479

Operating expenses:
Selling expenses	66,087,854	59,969,352
General and administrative expenses	50,566,036	20,499,877
Research and development expenses	9,869,964	8,450,525

Total operating expenses	126,523,854	88,919,754

Income (loss) from operations	(51,032,268)	85,519,725
Other income (expenses):
Interest expense	(43,410,344)	(36,296,438)
Interest income	9,698,597	9,196,213
Gain (loss) on change in foreign currency derivatives	(6,635,891)	1,828,229
Foreign exchange gain (loss)	91,524	(32,937,467)

Income (loss) before income taxes	(91,288,382)	27,310,262
Income tax (expense) benefit	2,141,902	(3,952,793)
Equity in loss of unconsolidated investees	(1,144,143)	(1,847,830)

Net income (loss)	(90,290,623)	21,509,639
Less: net income attributable to non-controlling interest	193,600	10,798,087

Net income (loss) attributable to Canadian Solar Inc.	(90,484,223)	10,711,552

Earnings (loss) per share-basic	$(2.10)	$0.24

Shares used in computation—basic	43,175,046	44,895,360

Earnings (loss) per share-diluted	$(2.10)	$0.22

Shares used in computation-diluted	43,175,046	47,699,641

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME (LOSS)

	For the Nine Months Ended September 30,
	2012	2013
	(In U.S. dollars, except share and per share data)
Net income (loss)	(90,290,623)	21,509,639
Other comprehensive income:
Foreign currency translation adjustment	3,013,619	5,297,559

Comprehensive income (loss)	(87,277,004)	26,807,198
Less: comprehensive income attributable to non-controlling interest	551,745	10,552,394

Comprehensive income (loss) attributable to Canadian Solar Inc.	(87,828,749)	16,254,804

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Equity (Deficits) Attribute to Canadian Solar Inc.	Non- Accumulated Interest	Total Equity
	Number	$	$	$	$	$	$	$
	(In U.S. dollars, except share and per share data)
Balance at January 1, 2012	43,155,767	502,402,939	(53,331,445)	(28,693,433)	45,555,710	465,933,771	1,043,921	466,977,692
Net loss	—	—	—	(90,484,223)	—	(90,484,223)	193,600	(90,290,623)
Foreign currency translation adjustment	—	—	—	—	2,655,474	2,655,474	358,145	3,013,619
Acquisition of subsidiaries	—	—	—	—	—	—	4,635,298	4,635,298
Issuance of warrant	—	—	9,849,928	—	—	9,849,928	—	9,849,928
Share-based compensation	—	—	3,988,007	—	—	3,988,007	—	3,988,007
Exercise of share options	79,436	158,766	—	—	—	158,766	—	158,766
Paid-in capital from non-controlling interest	—	—	—	—	—	—	4,285,535	4,285,535

Balance at September 30, 2012	43,235,203	502,561,705	(39,493,510)	(119,177,656)	48,211,184	392,101,723	10,516,499	402,618,222
Balance at January 1, 2013	43,242,426	502,561,705	(38,296,275)	(224,162,124)	50,795,529	290,898,835	10,684,596	301,583,431
Net income	—	—	—	10,711,552		10,711,552	10,798,087	21,509,639
Foreign currency translation adjustment	—	—	—	—	5,543,252	5,543,252	(245,693)	5,297,559
Allocate dividend to non-controlling interest	—	—	—	—	—	—	(219,464)	(219,464)
Disposal of subsidiaries	—	—	—	—	—	—	(9,338,457)	(9,338,457)
Issuance of ordinary shares, net of issuance cost	3,772,254	47,887,377	—	—	—	47,887,377	—	47,887,377
Share-based compensation	—	—	5,286,310	—	—	5,286,310	—	5,286,310
Exercise of share options	3,054,042	1,024,096	—	—	—	1,024,096	—	1,024,096

Balance at September 30, 2013	50,068,722	551,473,178	(33,009,965)	(213,450,572)	56,338,781	361,351,422	11,679,069	373,030,491

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2012	2013
	(In U.S. dollars)
Operating activities:
Net income (loss)	(90,290,623)	21,509,639
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	61,139,450	60,196,987
Loss on disposal of property, plant and equipment	4,921,529	2,584,281
Loss (gain) on change in fair value of derivatives	6,635,891	(1,828,229)
Equity in loss of unconsolidated investees	1,144,143	1,847,830
Allowance for doubtful accounts	3,376,860	(1,337,999)
Write-down of inventories	4,828,191	479,950
Amortization of discount on debt	36,930	—
Share-based compensation	3,988,007	5,286,310
Changes in operating assets and liabilities:
Inventories	(25,461,104)	59,502,442
Accounts receivable	23,307,233	(10,595,020)
Amount due from related parties	14,001,835	662,345
Value added tax recoverable	7,523,266	(6,341,749)
Advances to suppliers	(502,613)	(19,198,410)
Other non-current assets	(22,107,593)	(18,182,765)
Accounts receivable, unbilled	42,053,291	(39,786,519)
Project assets	(267,844,948)	(117,566,236)
Prepaid expenses and other current assets	(19,896,704)	12,707,741
Accounts payable	115,619,646	105,544,363
Short-term notes payable	45,065,027	9,952,537
Other payables	11,223,152	(17,575,537)
Advances from customers	(53,797,956)	39,385,381
Amounts due to related parties	(1,301,500)	25,476,475
Accrued warranty costs	8,860,467	10,081,873
Other current liabilities	365,235	38,991,261
Prepaid land use right	(4,943,573)	291,661
Liability for uncertain tax positions	1,372,001	226,645
Deferred taxes	53,432,049	(9,299,256)
Net settlement of foreign currency derivatives	(1,746,961)	3,256,174

Net cash provided by (used in) operating activities	(78,999,372)	156,272,175

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Nine Months Ended September 30,
	2012	2013
	(In U.S. dollars)
Investing activities:
Decrease (increase) in restricted cash	(196,194,561)	23,947,695
Investments in affiliates	(782,862)	(4,428,736)
Purchase of property, plant and equipment	(50,097,025)	(22,375,577)
Proceeds from disposal of investment	555,475	—

Net cash used in investing activities	(246,518,973)	(2,856,618)

Financing activities:
Proceeds from short-term borrowings	902,114,472	940,126,043
Repayment of short-term borrowings	(755,312,983)	(1,099,570,120)
Proceeds from long-term borrowings	144,755,386	100,771,263
Allocate dividend to non-controlling interest	—	(219,464)
Payment to non-controlling interest for sales of subsidiaries	—	(4,101,853)
Gross proceeds from offering shares	—	50,000,000
Offering expenses	—	(2,112,623)
Cash contributed by non-controlling interest	4,285,535	—
Proceeds from exercise of stock options	158,766	1,024,096

Net cash provided by (used in) financing activities	296,001,176	(14,082,658)

Effect of exchange rate changes	4,494,712	(7,606,036)

Net increase (decrease) in cash and cash equivalents	(25,022,457)	131,726,863
Cash and cash equivalents at the beginning of the year	343,994,679	141,968,182

Cash and cash equivalents at the end of the year	318,972,222	273,695,045

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	48,884,124	44,513,805
Income taxes paid	9,393,220	5,364,335
Supplemental schedule of non-cash activities:
Amounts due from disposal of subsidiaries or affiliates included in prepaid expenses and other current assets	715,934	136,917
Amounts due to non-controlling interest for sales of subsidiaries included in payables	—	5,236,604
Property, plant and equipment cost included in other payables	19,379,146	12,272,755
Module contribution in exchange for non-controlling interest in affiliates	990,144	5,791,202

See notes to unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") are principally engaged in the design, development, manufacturing and marketing of solar power products, and the total solution business in global markets. As of September 30, 2013, major subsidiaries of CSI are included in Appendix 1.

2. BASIS OF PRESENTATION AND CONSOLIDATION

        The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

        The condensed consolidated balance sheet at December 31, 2012 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, previously filed with the Security and Exchange Commission ("SEC").

        In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the interim periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

        The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company's condensed consolidated financial statements include allowance for doubtful accounts and advances to suppliers, valuation of inventories, derivative and other financial instruments, useful lives of long-lived assets, assumptions used to measure impairment of long-lived assets and equity method investment, determination of fair value of identifiable assets and liabilities acquired through business combination, accrual for warranty and other liabilities, provision for uncertain tax positions and deferred tax valuation allowances and assumptions used in the computation of share-based compensation, including the associated forfeiture rates.

        As of September 30, 2013, the Company had cash and cash equivalents of $273,695,045, restricted cash of $407,965,730 and bank borrowings due within one year of $801,621,683. The Company's current liabilities exceed current assets by $46,660,309. For nine months ended September 30, 2013, the

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

2. BASIS OF PRESENTATION AND CONSOLIDATION (Continued)

Company experienced positive operating cash flow of $156 million. The Company has carried out a review of its cash flow forecast of the twelve months ending September 30, 2014. The Company also considered the steps it might take should it encounter difficulties in fully executing its total solution business and sales plans, including the ability to renew substantially all its existing bank borrowings as they become due. Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company's working capital and capital expenditures requirements and to meet its short term debt obligations and other liabilities and commitments as they become due.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In July 2013, the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance is not expected to have a significant effect on the Company's consolidated financial statements.

4. ACQUISITION

Acquisition of Projects16

        On April 17, 2012, the Company entered into a purchase agreement with a group of sellers ("Seller") under which the Company acquired 97% of the common shares and non-voting tracking shares in 16 solar power projects ("Projects 16") representing approximately 190-200MW from Seller. Each of these projects was awarded a 20-year power purchase contract by the Ontario Power Authority. Fifteen of these contracts were issued under Ontario's FIT program, and one was issued as part of

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

4. ACQUISITION (Continued)

Ontario's Renewable Energy Standard Offer Program (or "RESOP"). The following table summarized the total consideration the Company paid as at the closing date.

Total consideration paid
Cash consideration	$186,716,547
Fair value of the issuance of warrant, net of cash received	7,774,990

194,491,537

        The Company has allocated the total consideration between the tangible assets and project assets on the balance sheets.

        As a part of the consideration, CSI issued a warrant (the "Warrant") which entitled the Seller to acquire 9.90% of CSI's outstanding common shares. The Warrant will not be exercisable until the expiry of one (1) year from the Closing Date (June 15, 2012), and will expire on the fifth (5th) anniversary of the Closing Date. The exercise price of the warrant is $5.00. The exercise price is subject to standard anti-dilution adjustments.

        The fair market value of warrants was determined on the grant date through the binomial option pricing model using the following assumptions:

As at June 15 ,2012
Risk free rate	1.76%
Volatility ratio	93.50%
Dividend yield	—

        In June 2013, the Seller exercised the Warrant in accordance with the terms contained therein.

        As the non-voting tracking shares issued by the solar power projects were still held by the Seller on the Closing Date, and 97% of them are redeemable by the Company upon satisfaction of certain conditions, the non-voting tracking shares are considered puttable equity instruments with a redemption feature that is not solely within the Company's control, and accordingly presented as redeemable non-controlling interest on the consolidated balance sheet.

Acquisition of SunEdison Projects

        On February 8, 2013, the Company acquired 100% interest in a utility-scale solar power project in Ontario, Canada with a total capacity of approximately 10.5MW DC from SunEdison with consideration of $8.8 million. On June 28, 2013, the Company acquired 100% interest in another utility-scale solar power project in Ontario, Canada with a total capacity of approximately 12MW DC from SunEdison for consideration of $9.1million. The Company recorded them as project assets on the consolidated balance sheet.

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are comprised of allowances for accounts receivable, trade and advances to suppliers.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS (Continued)

        An analysis of allowances for accounts receivable, trade is as follows:

	At December 31, 2012	At September 30, 2013
	$	$
Beginning of the year/period	9,505,481	47,582,217
Allowances made (reversed) during the year/period	43,240,595	(1,573,804)
Accounts written-off against allowances	(5,325,908)	(4,500,883)
Foreign exchange effect	162,049	479,464

Closing balance	47,582,217	41,986,994

        An analysis of allowances for advances to suppliers is as follows:

	At December 31, 2012	At September 30, 2013
	$	$
Beginning of the year/period	38,123,721	38,545,487
Allowances made during the year/period	370,622	115,205
Foreign exchange effect	51,144	467,285

Closing balance	38,545,487	39,127,977

6. INVENTORIES

        Inventories consist of the following:

	At December 31, 2012	At September 30, 2013
	$	$
Raw materials	40,197,952	40,326,169
Work-in-process	16,739,907	32,725,431
Finished goods	217,517,939	147,567,887

	274,455,798	220,619,487

        In the nine months ended September 30, 2012 and 2013, inventory was written down by $4,828,191 and $479,950 respectively, to reflect the lower of cost or market.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

7. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2012	At September 30, 2013
	$	$
Buildings	166,300,361	171,094,805
Leasehold improvements	4,873,232	5,537,527
Machinery	422,895,433	456,529,420
Furniture, fixtures and equipment	34,611,247	36,597,558
Motor vehicles	3,023,309	2,966,509

	631,703,582	672,725,819
Less: Accumulated depreciation	(202,390,860)	(265,488,880)

	429,312,722	407,236,939
Construction in process	40,330,100	19,522,362

Property, plant and equipment, net	469,642,822	426,759,301

        Depreciation expense of property, plant and equipment was $60,345,291 and $59,411,710 for the nine months ended September 30, 2012 and 2013, respectively. Construction in process represents production facilities under construction. There was no impairment provision recorded in the nine months ended September 30, 2012 and 2013.

8. INTANGIBLE ASSETS, NET

        The following summarizes the Company's intangible assets:

As of September 30, 2013	Gross Carrying Amount $	Accumulated Amortization $	Net $
Technical know-how	1,048,804	(428,262)	620,542
Computer software	7,611,168	(2,723,291)	4,887,877

Total intangible assets, net	8,659,972	(3,151,553)	5,508,419

As of December 31, 2012	Gross Carrying Amount $	Accumulated Amortization $	Net $
Technical know-how	1,025,861	(341,954)	683,907
Computer software	5,634,986	(1,991,289)	3,643,697

Total intangible assets, net	6,660,847	(2,333,243)	4,327,604

        Amortization expenses for the nine months ended September 30, 2012 and 2013 were $794,159 and $785,277, respectively.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

8. INTANGIBLE ASSETS, NET (Continued)

        Amortization expense of the above intangible assets is expected to be approximately $0.3 million, $1.1 million, $1.1 million, $0.8million and $0.6 million for the remainder of 2013, 2014, 2015, 2016 and 2017, respectively.

9. FAIR VALUE MEASUREMENT

        As of December 31, 2012 and September 30, 2013, information about inputs into the fair value measurements of the Company's assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
As of September 30, 2013	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	$1,109,977	$—	$1,109,977	$—

Total Assets	$1,109,977	$—	$1,109,977	$—

Liabilities:
Foreign exchange forward contracts	$1,539,161	$—	$1,539,161	$—

Total Liabilities	$1,539,161	$—	$1,539,161	$—

	Fair Value Measurements at Reporting Date Using
As of December 31, 2012	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange option contracts	$100,837	$—	$100,837	$—
Foreign exchange forward contracts	$1,249,820	$—	$1,249,820	$—

Total Assets	$1,350,657	$—	$1,350,657	$—

Liabilities:
Foreign exchange forward contracts	$365,226	$—	$365,226	$—

Total Liabilities	$365,226	$—	$365,226	$—

        The Company's foreign currency derivative instruments relate to foreign exchange option or forward contracts involving major currencies such as Euro and Renminbi. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

9. FAIR VALUE MEASUREMENT (Continued)

considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

        The Company measures certain long term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. The fair value of such investments was classified as level 3 measurements as the valuation based on cash flow model involved significant unobservable inputs. The fair value of investments was classified as level 3 measurements as the valuation based on cash flow model involved significant unobservable inputs. The Company did not have any other assets or liabilities that were measured at fair value on a non-recurring basis subsequent to initial recognition for the nine months ended September 30, 2012 and 2013.

        The Company also holds financial instruments that are not recorded at fair value in the condensed consolidated balance sheets, but whose fair value is required to be disclosed under US GAAP. The carrying value of cash and cash equivalents, trade receivables, billed and unbilled, amount due from a related party, accounts and short-term notes payable, other payables, other current liabilities, amounts due to related parties, and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings of $190,534,884 as of September 30, 2013 approximate their fair value since these borrowings contain variable interest rates.

        Depending on the terms of the specific derivative instruments and market conditions, some of the Company's derivative instruments may be assets and others liabilities at any particular point in time.

        The Company's primary objective for holding derivative financial instruments is to manage currency risk. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

        The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the condensed consolidated statements of operations. The Company recorded a gain (loss) on foreign currency derivative contracts of $(6,635,891) and $1,828,229 for the nine months ended September 30, 2012 and 2013, respectively.

        The effect of fair values of derivative instruments on the condensed consolidated balance sheets as of December 31, 2012 and September 30, 2013 and the effect of derivative instruments on the

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

9. FAIR VALUE MEASUREMENT (Continued)

condensed consolidated statements of operations for the nine months ended September 30, 2012 and 2013 are as follows:

	Fair Values of Derivatives Asset
	At December 31, 2012		At September 30, 2013
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange option contracts	Foreign currency derivative assets	$100,837	Foreign currency derivative assets	$—
Foreign exchange forward contracts	Foreign currency derivative assets	$1,249,820	Foreign currency derivative assets	$1,109,977

Total derivatives		$1,350,657		$1,109,977

	Fair Values of Derivatives Liability
	At December 31, 2012		At September 30, 2013
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange forward contracts	Foreign currency derivative liabilities	$365,226	Foreign currency derivative liabilities	$1,539,161

Total derivatives		$365,226		$1,539,161

		Amount of Gain (Loss) Recognized in Income on Derivatives
		For the Nine Months Ended September 30,
	Location of Gain (Loss) Recognized in Income on Derivatives
		2012	2013
Foreign exchange option contracts	Gain on foreign currency derivatives	$104,553	$304,582
Foreign exchange forward contracts	Gain (Loss) on foreign currency derivatives	$(6,740,444)	$1,523,647

Total		$(6,635,891)	$1,828,229

10. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31, 2012		At September 30, 2013
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
Suzhou Gaochuangte New Energy Co., Ltd.	6,453,371	40	6,842,142	40
CSI SkyPower	2,565,075	50	4,994,296	50
GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd.	1,834,296	10	2,119,340	10
Nernst New Energy (Suzhou) Co., Ltd.	—	50	—	50
Others	15,874,847	21 - 30	20,695,654	21 - 30

	26,727,589		34,651,432

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

10. INVESTMENTS IN AFFILIATES (Continued)

        On December 17, 2009, CSI Cells Co., Ltd. ("SZCC") established a joint venture, Suzhou Gaochuangte New Energy Co., Ltd., for total cash consideration of $2,929,020. SZCC holds a 40% voting interest and one of the three board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee. On July 4, 2011, Suzhou Gaochuangte New Energy Co., Ltd. increased its share capital, and SZCC paid $3,118,800 in proportion to its ownership percentage.

        On November 30, 2010, SZCC acquired a 50% interest in a joint venture, Nernst New Energy (Suzhou) Co., Ltd., for cash consideration of $1,503,531. The chairman of the board, who is designated by the other investor, has veto rights over all the operating and financial proposals from SZCC and, as such SZCC is not considered to have control, but does exercise significant influence, over the investee. As at December 31, 2012, due to the deterioration of the investee's financial position, the Company concluded that the investment was fully impaired.

        On July 4, 2011, CSI Solar Power (China) Inc. ("SZSP") acquired a 10% interest in a joint venture, GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd, for cash consideration of $2,548,827. SZSP is able to exercise significant influence over the investee through its representative in the board.

        On May 23, 2012, CSI established a joint venture, CSI SkyPower, for cash consideration of $3,428,751. In August 2013, CSI SkyPower increased its share capital, and CSI paid $4,428,736 in proportion to its ownership percentage. CSI holds a 50% voting interest and two of four board members are designated by CSI and, as such, CSI is considered to have significant influence over the investee.

        On September 25, 2012, CSI Project Holdco, LLC ("USPH") acquired 21% equity interests in 9 separate utility-scale solar power projects from a third party by contribution of solar modules with an aggregate book value of $2,122,225. These equity interests were recorded at the carrying value of the modules contributed.

        On September 27, 2012, USPH acquired equity interests of 30.3% and 28.3% in 2 separate utility-scale solar power projects, respectively, from a third party, by contribution of solar modules with an aggregate book value of $2,204,008. These equity interests were recorded at the carrying value of the modules contributed.

        In September, 2012, USPH also acquired 21% equity interests in 12 separate utility-scale solar power projects and 30% equity interests in 3 separate utility-scale solar power projects from a third party by contribution of solar modules with an aggregate book value of $11,548,614. In the second quarter of 2013, 5 solar power projects increased their share capital, and USPH contributed solar modules with an aggregate book value of $5,791,202 in proportion to its ownership percentage. These equity interests were recorded at the carrying value of the modules contributed.

        Equity in loss of unconsolidated investees was $1,144,143 and $1,847,830 for the nine months ended September 30 2012 and 2013, respectively.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

11. BORROWINGS

	At December 31, 2012	At September 30, 2013
	$	$
Bank borrowings	1,073,489,705	992,156,567

Analysis as:
Short-term	800,808,595	645,806,268
Long-term, current portion	17,481,257	87,508,519

Subtotal for short-term	818,289,852	733,314,787
Long-term, non-current portion	214,562,973	190,534,884
Borrowings from non-banking financial institutions	40,636,880	68,306,896

Analysis as:
Short-term	40,636,880	68,306,896

Total	1,073,489,705	992,156,567

        As of September 30, 2013, the Company had contractual bank credit facilities of $1,175,748,572, of which $225,651,083 has been drawn down with the due dates beyond September 30, 2014 and $604,516,057 has been drawn down with the due dates before September 30, 2014; and $345,581,432 was available for draw down upon demand. In addition, as of September 30, 2013, the Company also had non-binding bank credit facilities of $304,079,375, of which $199,864,139 has been drawn down with the due dates before September 30,2014 and $104,215,236 was subject to banks' discretion upon request for additional drawn down.

        As of December 31, 2012, the Company had contractual bank credit facilities of $1,388,843,703, of which $214,562,973 has been drawn down with the due dates beyond December 31, 2013 and $706,602,827 has been drawn down with the due dates before December 31, 2013; and $467,677,902 was available for draw down upon demand. In addition, as of December 31, 2012, the Company also had non-binding bank credit facilities of $189,324,636, of which $134,720,502 has been drawn down with the due dates before December 31, 2013 and $54,604,134 was subject to banks' discretion upon request for additional drawn down.

        As of September 30, 2013, short-term borrowings of $195,179,526 and long-term borrowings of $102,433,383 were secured by property, plant and equipment with carrying amounts of $127,119,184, inventory of $62,844,828, a prepaid land use right of $12,803,528 and project assets of $262,760,245.

        As of December 31, 2012, short-term borrowings of $324,748,289 and long-term borrowings of $71,593,182 were secured by property, plant and equipment with carrying amounts of $43,279,771, inventory of $31,819,267 and a prepaid land use right of $7,864,132.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

11. BORROWINGS (Continued)

a)
Short-term

        The Company's short-term borrowings consisted of the following:

	At December 31, 2012	At September 30, 2013
	$	$
Bank borrowings
Short-term borrowings secured by restricted cash	175,289,355	141,999,634
Short-term borrowings secured by inventory	79,548,166	32,530,904
Short-term borrowings guaranteed by Dr. Shawn Qu	66,349,563	50,974,611
Short-term borrowings secured by land use right and property, plant and equipment	231,676,935	122,199,177
Bank notes	21,825,595	40,507,144
Unsecured short-term borrowings	226,118,981	257,594,798
Long-term Loans due within one year
Secured by property, plant and equipment	13,523,188	38,863,564
Secured by project assets	—	1,585,881
Unsecured	3,958,069	47,059,074

Subtotal	818,289,852	733,314,787
Borrowings from non-banking financial institutions
Short-term borrowings secured by related parties	4,781,410	—
Short-term borrowings secured by Dr. Shawn Qu	—	4,066,362
Bank notes	35,855,470	64,240,534

Subtotal	40,636,880	68,306,896

Total	858,926,732	801,621,683

        The average interest rate on short-term borrowings was 4.74% and 4.85% per annum for the nine months ended September 30, 2012 and 2013, respectively. The borrowings are repayable within one year.

b)
Long-term

        The Company's long-term bank borrowings consisted of the following:

	At December 31, 2012	At September 30, 2013
	$	$
Unsecured	142,969,791	88,101,501
Long-term borrowings secured by land use right and property, plant and equipment	71,593,182	—
Long-term borrowings secured by project assets	—	102,433,383

Total	214,562,973	190,534,884

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

11. BORROWINGS (Continued)

        The average interest rate on long-term borrowings was 6.50% and 6.05% per annum for the nine months ended September 30, 2012 and 2013, respectively.

        Future principal repayment on the long-term bank loans are as follows:

Remainder of 2013	25,618,727
2014	107,647,676
2015	26,860,757
2016	18,606,051
2017 and after	99,310,192

Total	278,043,403
Less: future principal repayment related to long-term loan, current portion	(87,508,519)

Total long-term portion	$190,534,884

        On May 20, 2013, CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd., the Company's 100% owned subsidiary, entered into a loan agreement with a local Chinese bank for construction of a solar power project in China. The total credit facility under this agreement is $43,916,721, or an equivalent RMB amount, which requires repayment of $3,171,763, $3,171,763, $3,090,436 and $34,482,759 in 2014, 2015, 2016, 2017 and after, respectively. Interest is due quarterly in arrears. The outstanding balance as of September 30, 2013 was $34,157,450, which was guaranteed by CSI Solar Power (China) Inc. and secured by the project assets of Tumushuke CSI New Energy Development Co., Ltd. The borrowing bears a floating rate equal to the base interest rate published by People's Bank of China with the same maturities, and the prevailing rate as of September 30, 2013 for loans of more than 5 years is 6.55%. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of the financial statements of CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd. shall not exceed 75%. As at September 30, 2013, the Company met all the requirements of the financial covenants.

c)
Interest expense

        The Company capitalized interest costs incurred into the Company's property, plant and equipment or the Company's project assets as follows during the nine months ended September 30, 2012 and 2013:

	For the Nine Months Ended September 30,
	2012	2013
	$	$
Interest capitalized—project assets	1,015,732	13,704,620
Interest capitalized—property, plant and equipment	530,321	282,896
Interest expense	43,410,344	36,296,438

Total interest incurred	44,956,397	50,283,954

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

12. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	At December 31, 2012	At September 30, 2013
	$	$
Beginning balance	47,021,352	58,334,424
Warranty provision	12,516,349	10,062,763
Warranty costs incurred	(1,203,277)	(670,858)

Ending balance	58,334,424	67,726,329

13. INCOME TAXES

        The Company adopted an estimated annual effective tax rate approach for calculating the tax provision for interim periods in accordance with ASC 740-270 "Income tax—Interim reporting". The estimated effective tax rate is based on expected income (loss), statutory tax rates and incentives available in the various jurisdictions in which the Company operates. The interim tax provision is determined by applying the estimated annual effective tax rate to the year-to-date ordinary income and discrete recognition of other tax effects. For a given quarter, the income tax provision equals the difference between the provision recorded cumulatively for the year less the amount recorded cumulatively as of the end of the prior interim period. As the year progresses, the Company refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the estimated effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the estimated annual effective tax rate.

        The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Company's experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the statutory carry-forward periods provided for in the tax law of the various jurisdictions in which the Company operates.

        The income tax expenses for the nine months ended September 30, 2013 were $3,952,793, and the income tax benefits for the nine months ended September 30, 2012 were $2,141,902. The Company's effective tax rates for the nine months ended September 30, 2012 and 2013 was 2% and 16%, respectively.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

14. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted gain (loss) per share for the periods indicated:

	For the Nine Months Ended September 30,
	2012	2013
Net income (loss) attributable to Canadian Solar Inc.—basic and diluted	$(90,484,223)	$10,711,552

Weighted average number of common shares—basic	43,175,046	44,895,360
Diluted share number from share options, restricted shares units and warrants	—	2,804,281

Weighted average number of common shares—diluted	43,175,046	47,699,641

Basic earnings (loss) per share	$(2.10)	$0.24

Diluted earnings (loss) per share	$(2.10)	$0.22

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings (loss) per share for the periods indicated.

	For the Nine Months Ended September 30,
	2012	2013
Share options and restricted share units	4,352,516	1,548,256
Warrant	4,273,102	—

	8,625,618	1,548,256

15. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from a related party of $17,599,798 as of September 30, 2013 is a trade receivable from the affiliate Suzhou Gaochuangte New Energy Co. Ltd ("Gaochuangte"), the Company's 40% owned affiliate, for module products sold.

        The amount due from a related party of $9,977,177 as of December 31, 2012 is a trade receivable from the affiliate Gaochuangte, for module products sold.

        The amount due to related party of $31,160,747 as of September 30, 2013 consists of (i) loan of $13,000,000, payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major stockholder of the Company, which was initially paid to the Company, and (ii) a trade payable of $18,160,747 to Gaochuangte for the solar project construction service fees.

        The amount due to related party of $5,036,642 as of December 31, 2012 consists of (i) a government award of $283,191, payable to Dr. Shawn Qu, Chairman, President, Chief Executive

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

15. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Officer, and major stockholder of the Company, which was initially paid to the Company, and (ii) a trade payable of $4,753,450 to Gaochuangte for the solar project construction service fees.

Related party transactions:

Guarantees and Share Pledges

        Dr. Qu fully guaranteed a one-year RMB1,001 million and RMB1,489 million loan facilities from Chinese Commercial Banks in 2012 and 2013, respectively. Amounts drawn down from the facilities as at December 31, 2012 and at September 30, 2013 were $66,349,563 and $50,974,611 respectively. As at September 30, 2013, Dr. Qu also full guaranteed a short-term loan from financial institutions with a total amount of $4,066,362.

Sales and purchase contracts with affiliates

        In the nine months ended September 30, 2012 and 2013, the Company sold solar modules to Gaochuangte in the amount of RMB59,302,738 ($9,364,554) and RMB 25,120,647 ($4,030,115), respectively.

        In the nine months ended September 30, 2012 and 2013, the Company paid nil and RMB444,965,142($71,635,699) to Gaochuangte for solar project construction services, respectively. These amounts were recorded in project assets.

16. COMMITMENTS AND CONTINGENCIES

a)
Operating lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and USA. Such leases have remaining terms ranging from one to 84 months and are renewable upon negotiation. Rental expenses were $6,444,658 and $6,852,359 for the nine months ended September 30, 2012 and 2013, respectively.

        Future minimum lease payments under non-cancelable operating lease agreements at September 30, 2013 were as follows:

Year Ending December 31:	$
Remainder of 2013	1,040,737
2014	3,454,739
2015	2,357,647
2016	1,757,894
Thereafter	6,381,031

Total	14,992,048

b)
Property, plant and equipment purchase commitments

        As of September 30, 2013, short-term commitments for the purchase of property, plant and equipment were $6,113,229.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

16. COMMITMENTS AND CONTINGENCIES (Continued)

c)
Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers over the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts. The prices of the supply contracts are generally subject to adjustment to reflect the prevailing market price at the transactions date.

        The following is a schedule, by year, of future minimum obligation, using market prices as of September 30, 2013, under all supply agreements as of December 31, 2013:

Year Ending December 31:	$
Remainder of 2013	102,651,562
2014	245,566,622
2015	338,098,972

Total	686,317,156

d)
Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company is required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009 purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010. In 2011, the Company did not meet its purchase commitment for the year. The Company believes that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,143,853 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of the loss on the long-term purchase commitments. The Company recorded a loss on firm purchase commitments of nil for the nine months ended September 30, 2012 and 2013.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The agreement was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862,017

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

16. COMMITMENTS AND CONTINGENCIES (Continued)

as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,408,593 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. The accrued amount of $27,862,017 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million in the notice.

LDK

        In June 2008, the Company entered into two long-term supply purchase agreements with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, in which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule. In April 2010, the Company sent notice to LDK and announced termination of these two contracts. In July 2010, the Company filed a request for arbitration against LDK with the Shanghai Branch of the China Economic & Trade Arbitration Commission. In its arbitration request, the Company asked LDK to refund the advance of $9,517,110. The first hearing was held in October 2010, during which the Company and LDK exchanged and reviewed the evidence. In October 2010, LDK counterclaimed against the Company, seeking (1) forfeiture of the $9,517,110 advance, (2) compensation of approximately RMB377,000,000 ($61,601,307) for losses due to the alleged breach of the agreements, (3) a penalty of approximately RMB15,200,000 ($2,483,660) and (4) arbitration expenses up to RMB4,700,000 ($767,974). The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011. As of December 31, 2012 and September 30, 2013, the Company had provided a full allowance against the advance to LDK of $9,538,172 and $9,751,493, respectively due to the uncertainty of recovery. In December 2012, the Company made a non-cash provision totaling $30.0 million following an arbitration award made against the Company by the Shanghai Branch of China International Economic and Trade Arbitration Commission in favor of LDK.

        In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award, after which LDK initiated additional proceedings against the Company in the Xinyu Intermediate Court claiming that the Company's rights to the initial deposits had been forfeited. Accordingly, the Company reversed the provision of $30.0 million as of March 31, 2013. On November 29, 2013, the Suzhou Intermediate Court vacated its decision made in May 2013, which dismissed a request by LDK to enforce the arbitration award against the Company and ruled that the case be re-adjudicated. This decision was issued following a request for re-adjudication issued by the Jiangsu Provincial High Court, which reviewed the May Decision and indicated the decision made by the Suzhou Intermediate Court in May lacked sufficient legal grounds and should be retired. On October 18, 2013, the Xinyu Intermediate Court postponed its proceeding pending the new decision made by the Suzhou Intermediate Court, which the Company expects will retry the case no earlier than February 20, 2014. The Company disputes merits of the proceedings brought against it by LDK and will defend itself vigorously against these claims. No decision has been made by the Suzhou Intermediate Court by the date of this report, and no provision has been provided as of September 30, 2013.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

16. COMMITMENTS AND CONTINGENCIES (Continued)

Class Action Lawsuits

        On June 1, 2010, the Company announced that it would postpone the release of its financial results for the first quarter ended March 31, 2010 and its quarterly earnings call pending the outcome of an investigation by the Audit Committee of its Board of Directors that had been launched after the Company received a subpoena from the SEC requesting documents relating to, among other things, certain sales transactions in 2009. Thereafter six class action lawsuits were filed in the United States District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the United States District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that its financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names the Company, its chief executive officer and its former chief financial officer as defendants. The Company filed its motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. On March 28, 2013, the Court entered an order granting the Company's motion to dismiss and dismissing the Amended Consolidated Complaint with prejudice. On March 29, 2013, the Court entered judgment in the matter. On December 20, 2013, the United States Court of Appeals for the Second Circuit affirmed the district court's order dismissing such class action lawsuit.

        In addition, a similar class action lawsuit was filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that its financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the Canada Business Corporations Act, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, the Company filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The court dismissed the Company's motion on August 29, 2011. On March 30, 2012, the Ontario Court of Appeal denied the Company's appeal with regard to its jurisdictional motion. On November 29, 2012, the Supreme Court of Canada denied the Company's application for leave to appeal the order of the Ontario Court of Appeal. The Company's jurisdiction motion is therefore at an end. To proceed with the case, the plaintiff must obtain orders granting class certification and leave to assert the statutory cause of action under the Ontario Securities Act ("the "Plaintiff's Motions"). The Plaintiff's Motions were served in January 2013, and were initially scheduled for argument in the Ontario Superior Court of Justice in June 2013. However, the Plaintiff's Motions were adjourned in view of the plaintiff's decision to seek an order compelling the Company to file additional evidence on the Motions. On July 29, 2013 the Court dismissed the plaintiff's motion to compel evidence. On September 24, 2013 the plaintiff's application for leave to appeal from the July 29 Order was dismissed. The Plaintiff has yet to obtain new dates for the argument of the Plaintiff's Motions, but the Plaintiff's Motions are expected to be heard in 2014. The Company believes the Ontario action is without merit and is defending against the claim vigorously.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

16. COMMITMENTS AND CONTINGENCIES (Continued)

Countervailing and anti-dumping duties

        In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on CSPV cells imported from China. The USDOC and the USITC investigated the validity of these claims. The company was identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. The Company also has affiliated U.S. operations that import the subject goods from China.

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, the Company is required to pay cash deposits on CSPV cells imported into the U.S. from China, whether alone or incorporated into modules. The announced cash deposit rates applicable to the Company were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). The Company paid all cash deposits due as a result of these determinations. The rates at which duties will be assessed and payable is subject to administrative reviews in 2014 pursuant to a request by SolarWorld and may differ from the announced deposit rates. A number of parties have challenged rulings of the USDOC and USITC in appeals to the U.S. Court of International Trade. Decisions on those appeals are not expected until later 2014.

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action at the USDOC and USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions are those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. The USDOC and the USITC are investigating the validity of these claims. The Company was identified as one of a number of Chinese exporting producers of subject goods to the U.S. market. The Company also has affiliated U.S. operations that import goods subject to these new investigations.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association including SolarWorld AG, the European Commission initiated an anti-dumping investigation concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these products. In each investigation, the Company was identified as one of a number of Chinese exporting producers of these products to the EU market. The Company also has affiliated EU operations that import these products from China.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

16. COMMITMENTS AND CONTINGENCIES (Continued)

        Definitive anti-dumping duties and definitive countervailing measures were imposed on December 6, 2013. However, under the terms of an undertaking entered into with the European Commission, duties are not payable on products sold into the EU, so long as the Company respects a volume ceiling and minimum price arrangement set forth in that undertaking, and until the measures expire or the European Commission withdraws the undertaking.

        In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States and Malaysia. The scope of the Indian complaint includes thin-film and CSPV cells and modules, as well as "glass and other suitable substrates." The period of investigation is from January 1, 2011 to June 30, 2012. The Company has completed and submitted a "sampling questionnaire" and was chosen by the Indian authorities to be a sampled company. The Company submitted the data requested of it and expect that its submitted data will be subject to on-site verification by the Indian authorities during the first half of 2014.

17. SEGMENT INFORMATION

        The Company primarily operates in a single reportable business segment that includes the design, development and manufacture of solar power products.

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customer's headquarters:

	For the Nine Months Ended September 30,
	2012	2013
	$	$
Europe:
— Germany	349,548,460	56,560,692
— Spain	63,215,206	15,368,709
— Czech	5,427,773	1,559,640
— Italy	23,664,907	2,347,425
— Others	94,859,100	75,791,881

Europe Total	536,715,446	151,628,347

America:
— United States	209,762,291	141,132,945
— Canada	71,829,754	279,224,207
— Others	1,818,023	934,712

America Total	283,410,068	421,291,864

Asia and other regions:
— China	63,992,176	32,730,174
— India	314,152	55,142,169
— Japan	61,712,952	367,746,115
— Others	53,845,818	106,348,829

Asia Total	179,865,098	561,967,287

Total net revenues	999,990,612	1,134,887,498

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

17. SEGMENT INFORMATION (Continued)

        Substantially all of the Company's long-lived assets are located in the PRC.

        The following table summarizes the Company's revenues generated from each product:

	For the Nine Months Ended September 30,
	2012	2013
	$	$
Modules	878,883,728	766,508,687
Solar system kits	61,701,662	120,018,452
EPC service	—	25,911,363
Solar power projects	48,899,445	204,192,227
Others	10,505,777	18,256,769

Total net revenues	999,990,612	1,134,887,498

18. SHARE OPTIONS

        On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors or external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of one percent (1%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the Board of Directors or a committee designated by the Board. In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of options and restricted shares under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of 1% of the number of outstanding common shares of the Company on the first day of each of 2007, 2008 and 2009 and 2.5% of the number of outstanding common shares of the Company outstanding on the first day of each calendar year after 2009. The share incentive plan will expire on, and no awards may be granted after, March 15, 2016. Under the terms of the share incentive plan, options are generally granted with an exercise price equal to the fair market value of the Company's ordinary shares and expire ten years from the date of grant.

Options to Employees

        As of September 30, 2013, there was $2,429,146 in total unrecognized compensation expense related to unvested options awards, which is expected to be recognized over a weighted-average period of 1.5 years. During the nine months ended September 30, 2012 and 2013, $2,714,511 and $1,777,347 was recognized as compensation expense, respectively. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2012 and 2013.

        The Company utilizes the Binomial option-pricing model to estimate the fair value of stock options.

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

18. SHARE OPTIONS (Continued)

        The following assumptions were used to estimate the fair value of stock options granted in 2012 and 2013:

	2012	2013
Risk free rate	3.15%	2.47%
Volatility ratio	78.79%	89.60%
Dividend yield	—	—
Annual exit rate	3.49%	3.58%
Exercise multiple	4.40	4.10

        The Company used the market yield of USD dominated Chinese International government bonds with maturity periods that can cover the contractual life of the shares option for the risk-free rates. The Company estimated the expected volatility based on the average of historical daily annualized volatility of its own and comparable companies' stock prices. The Company's dividend policy is to retain earnings for reinvestment purpose and the Company does not intend to distribute dividends, thus the dividend yield is assumed to be zero. The Company estimated the annual exit rates based on the historical general exit rate of staff at different levels. The Company estimated the exercise multiple based on the historical exercise pattern of prior employee stock options granted by the Company.

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Terms	Aggregate Intrinsic Value
		$		$
Options outstanding at January 1, 2013	2,605,827	10. 25
Granted	69,900	8.29
Exercised	(247,945)	4.69
Forfeited	(277,628)	10.80

Options outstanding at September 30, 2013	2,150,154	10.76	6 years	15,821,700

Options vested or expected to vest at September 30, 2013	2,089,431	10.74	6 years	15,474,871

Options exercisable at September 30, 2013	1,752,851	10.74	6 years	13,388,928

        The weighted average grant-date fair value of options granted in 2012 and 2013 was $2.22 and $6.07, respectively. The total intrinsic value of options exercised during the nine months ended September 30, 2012 and 2013 was $38,958 and $1,364,474, respectively.

Restricted shares to Employees

        The Company granted 333,190 and 116,500 restricted shares to employees in May 2006 and July 2006 respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four years based on the specific terms of the grants. The difference between the exercise price of the restricted shares and the fair market value of the Company's ordinary shares at the date of

CANADIAN SOLAR INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

18. SHARE OPTIONS (Continued)

grant resulted in total compensation cost of approximately $7.1 million that will be recognized ratably over the vesting period.

        As of September 30, 2013, there was no unrecognized share-based compensation related to unvested restricted share awards.

Restricted shares units to Employees

        The Company granted 518,181, 1,400,237 and 1,334,959 restricted shares units ("RSU") to employees in 2011, 2012 and the nine months ended September 30, 2013, respectively. The RSUs entitle the holders to receive the Company's common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $3.7 million, $3.9 million and $4.6 million that will be recognized ratably over the vesting period for the RSU granted in 2011, 2012 and 2013, respectively. During the nine months ended September 30, 2012 and 2013, the Company recognized $1,329,250 and $1,883,405 in compensation expense associated with these awards respectively.

        As of September 30, 2013, there was $7,898,238 of total unrecognized share-based compensation related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.9 years.

        A summary of the RSU activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
		$
Unvested at January 1, 2013	1,670,531	4.40
Granted	1,334,959	4.89
Vested	(542,420)	6.58
Forfeited	(297,370)	4.16

Unvested at September 30, 2013	2,165,700	4.18

        The total fair value of restricted shares units vested during the nine months ended September 30, 2013 was $1,944,485.

19. SUBSEQUENT EVENTS

        Between October 1, 2013 to January 31, 2014, the Company obtained new bank borrowings of $460 million, of which $286 million has due dates before September 30, 2014, and $174 million has due dates beyond September 30, 2014.

        Between October 1, 2013 to January 31, 2014, the Company renewed $670 million bank facilities with due dates beyond September 30, 2014.

 Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
CSI Solartronics (Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Research and developing solar modules
CSI Solar Manufacture Inc.	PRC January 7, 2005	100%	Production of solar modules
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of modules
CSI Project Consulting GmbH	Germany May 26, 2009	70%	Developing solar power project
Canadian Solar Japan K.K.	Japan June 21, 2009	90.67%	Sales and marketing of modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project
CSI Solar Power (China) Inc.	PRC July 7, 2009	100%	Investment holding
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of modules
Canadian Solar Manufacturing (Ontario) Inc.	Canada June 30, 2010	100%	Production of solar modules
Canadian Solar (Australia) Pty., Ltd.	Australia February 3, 2011	100%	Sales and marketing of modules
Canadian Solar International Ltd.	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O&M (Ontario) Inc.	Canada May 10, 2011	100%	Developing solar power project
CSI-Cenergy Holdings, LLC	USA July 27, 2011	62.5%	Developing solar power project
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	80%	Production of solar module materials

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
Canadian Solar South East Asia Pte., Ltd.	Singapore September 19, 2011	100%	Sales and marketing of modules
CSI Project Holdco, LLC	USA November 23, 2011	100%	Developing solar power project
Canadian Solar Manufacturing (Suzhou) Inc.	PRC February 13, 2012	61%	Manufacture of solar modules, cells
Canadian Solar South Africa Pty., Ltd.	South Africa June 22, 2012	100%	Sales and marketing of modules
Canadian Solar Brasil Servicos De Consultoria EM Energia Solar Ltda.	Brazil November 14, 2012	100%	Consulting services in energy solutions, certification and importation of photovoltaic modules
Canadian Solar Middle East Limited	United Arab Emirates December 10, 2012	100%	Energy generation and distribution
Canadian Solar International Project Holding Limited	Hong Kong January 3, 2013	100%	Developing solar power project
Canadian Solartronics (Suzhou) Co., Ltd.	PRC March 14, 2013	100%	Developing solar power project
Canadian Solar (Thailand) Ltd.	Thailand March 29, 2013	100%	Developing solar power project
Canadian Solar Component Corporation	Canada August 2, 2013	100%	Manufacture of solar modules, cells, and components